Aladdin

Download Aladdin Digital now!

GET IT ON Google Play

Download on the App Store

Be A Part of Aladdin Digital's Success Story.

Invest at least **$100** on wefunder.



Search
Aladdin
Payment
Platform
PITCH VIDEO
INVESTOR PANEL
INVEST IN ALADDIN
Africa's Digital
EARLY BIRD TERMS: $200,000 LEFT
$105,000
INVESTMENT TERMS
Overview
INVEST

Visit wefunder.com/aladdin

CONTACT US

+234 913 657 5435

Payments | Free Marketplace with Escrow Services | POS Terminals | Socials | No Monthly Maintenance Fees